FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Tagrisso approved in the EU for the adjuvant treatment of patients with early-stage EGFR-mutated lung cancer

28 May 2021 07:00 BST

Tagrisso approved in the EU for the adjuvant treatment
of patients with early-stage EGFR-mutated lung cancer

Approval based on unprecedented results from the ADAURA Phase III trial where Tagrisso reduced the risk of disease recurrence or death by 80%

AstraZeneca's Tagrisso (osimertinib) has been approved in the European Union (EU) for the adjuvant treatment of adult patients with early-stage (IB, II and IIIA) epidermal growth factor receptor-mutated (EGFRm) non-small cell lung cancer (NSCLC) after complete tumour resection with curative intent. Tagrisso is indicated for EGFRm patients whose tumours have exon 19 deletions or exon 21 (L858R) mutations.

The approval by the European Commission was based on positive results from the ADAURA Phase III trial in which Tagrisso demonstrated a statistically significant and clinically meaningful improvement in disease-free survival (DFS) in the primary analysis population of patients with Stage II and IIIA EGFRm NSCLC. The trial also showed a statistically significant and clinically meaningful improvement in DFS for Tagrisso in the overall trial population, a key secondary endpoint.

While up to 30% of all patients with NSCLC may be diagnosed early enough to have surgery with curative intent, recurrence is still common in early-stage disease. Historically, nearly half of patients diagnosed in Stage IB, and over three quarters of patients diagnosed in Stage IIIA, have experienced disease recurrence within five years.1-3 About a fifth of the world's lung cancer patients are in the EU and among those with NSCLC, approximately 15% have tumours with an EGFR mutation.4-6

Margarita Majem, MD, PhD, Department of Medical Oncology, Hospital de la Santa Creu i Sant Pau, Spain, said: "In the early stages of lung cancer, where tumour resection is possible but recurrence is far too common, adjuvant Tagrisso has shown an unprecedented disease-free survival benefit for patients with EGFR mutations. I expect this approval will change clinical practice in the EU, as it heightens the critical importance of EGFR mutation testing across all stages of lung cancer to ensure as many patients as possible can benefit from targeted medicines like Tagrisso."

Dave Fredrickson, Executive Vice President, Oncology Business Unit, said: "We know the earlier a patient's cancer is detected and treated, the greater chance they may have of being cured, which is why this approval is significant. For the first time, patients in the EU with EGFR-mutated lung cancer have a targeted, biomarker-driven treatment option available in the early stages of their disease that can help them live cancer-free longer."

In the ADAURA trial, adjuvant treatment with Tagrisso reduced the risk of disease recurrence or death by 83% in patients with Stage II and IIIA disease (hazard ratio [HR] 0.17; 99.06% confidence interval [CI] 0.11-0.26; p<0.001) and by 80% in the overall trial population of patients with Stage IB-IIIA disease (HR 0.20; 99.12% CI 0.14-0.30; p<0.001).

Consistent DFS results were seen regardless of prior adjuvant chemotherapy use and across all prespecified subgroups. The safety and tolerability of Tagrisso in this trial was consistent with previous trials in the metastatic setting. The ADAURA results were published in The New England Journal of Medicine.

Tagrisso is now approved to treat early-stage lung cancer in more than fifty countries, including in the US and China, and additional global regulatory reviews are ongoing. Tagrisso is also approved for the 1st-line treatment of patients with locally advanced or metastatic EGFRm NSCLC and for the treatment of locally advanced or metastatic EGFR T790M mutation-positive NSCLC in the EU, the US, Japan, China and many other countries.

Lung cancer
Lung cancer is the leading cause of cancer death among men and women, accounting for about one-fifth of all cancer deaths.4 Lung cancer is broadly split into NSCLC and small cell lung cancer, with 80-85% classified as NSCLC.7 The majority of NSCLC patients are diagnosed with advanced disease while approximately 25-30% present with resectable disease at diagnosis.1-2 Early-stage lung cancer diagnoses are often only made when the cancer is found on imaging for an unrelated condition.8-9

For patients with resectable tumours, the majority of patients eventually develop recurrence despite complete tumour resection and adjuvant chemotherapy.3

Approximately 10-15% of NSCLC patients in the US and Europe, and 30-40% of patients in Asia have EGFRm NSCLC.10-12 These patients are particularly sensitive to treatment with an EGFR-tyrosine kinase inhibitor (TKI) which blocks the cell-signalling pathways that drive the growth of tumour cells.13

ADAURA
ADAURA is a randomised, double-blind, global, placebo-controlled Phase III trial in the adjuvant treatment of 682 patients with Stage IB, II and IIIA EGFRm NSCLC following complete tumour resection and adjuvant chemotherapy as indicated. Patients were treated with Tagrisso 80mg once-daily oral tablets or placebo for three years or until disease recurrence.

The trial enrolled patients in more than 200 centres across more than 20 countries, including the US, in Europe, South America, Asia and the Middle East. The primary endpoint was DFS in Stage II and IIIA patients and a key secondary endpoint was DFS in Stage IB, II and IIIA patients.

The data readout was originally anticipated in 2022. In April 2020, an Independent Data Monitoring Committee recommended for the trial to be unblinded two years early based on a determination of overwhelming efficacy. Treating physicians and patients continue to participate and remain blinded to treatment. The trial will continue to assess overall survival.

Tagrisso
Tagrisso (osimertinib) is a third-generation, irreversible EGFR TKI with clinical activity against central nervous system metastases. Tagrisso (40mg and 80mg once-daily oral tablets) has been used to treat more than 250,000 patients across indications worldwide and AstraZeneca continues to explore Tagrisso as a treatment for patients across multiple stages of EGFRm NSCLC.

In Phase III trials, Tagrisso is being tested in the neoadjuvant resectable setting (NeoADAURA), in the Stage III locally advanced unresectable setting (LAURA) and, in combination with chemotherapy, in the Stage III locally advanced or Stage IV metastatic settings (FLAURA2). AstraZeneca is also researching ways to address tumour mechanisms of resistance through the SAVANNAH and ORCHARD Phase II trials, which test Tagrisso given concomitantly with savolitinib, an oral, potent and highly selective MET TKI, as well as other potential new medicines.

AstraZeneca in lung cancer
AstraZeneca is working to bring patients with lung cancer closer to cure through the detection and treatment of early-stage disease, while also pushing the boundaries of science to improve outcomes in the resistant and advanced settings. By defining new therapeutic targets and investigating innovative approaches, the Company aims to match medicines to the patients who can benefit most.

The Company's comprehensive portfolio includes leading lung cancer medicines and the next wave of innovations including Tagrisso (osimertinib) and Iressa (gefitinib); Imfinzi (durvalumab) and tremelimumab; Enhertu (trastuzumab deruxtecan) and datopotamab deruxtecan in collaboration with Daiichi Sankyo; savolitinib in collaboration with HUTCHMED; as well as a pipeline of potential new medicines and combinations across diverse mechanisms of action.

AstraZeneca is a founding member of the Lung Ambition Alliance, a global coalition working to accelerate innovation and deliver meaningful improvements for people with lung cancer including and beyond treatment.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines in Oncology and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1. Cagle P, et al. Lung Cancer Biomarkers: Present Status and Future Developments. Arch Pathol Lab Med. 2013;137:1191-1198.
2. Le Chevalier T, et al. Adjuvant Chemotherapy for Resectable Non-Small Cell Lung Cancer: Where is it Going? Ann Oncol. 2010;21:vii196-vii198.
3. Pignon J, et al. Lung Adjuvant Cisplatin Evaluation: A Pooled Analysis by the LACE Collaborative Group. J Clin Oncol. 2008;26:3552-3559.
4. World Health Organization. International Agency for Research on Cancer. Lung Fact Sheet. Available at https://gco.iarc.fr/today/data/factsheets/cancers/15-Lung-fact-sheet.pdf. Accessed May 2021.
5. World Health Organization. International Agency for Research on Cancer. Globocan United Kingdom Fact Sheet 2020. Available at https://gco.iarc.fr/today/data/factsheets/populations/826-united-kingdom-fact-sheets.pdf. Accessed May 2021.
6. Midha A, et al. EGFR mutation incidence in non-small cell lung cancer of adenocarcinoma histology: a systematic review and global map by ethnicity (mutMapII). Am J Cancer Res. 2015;5(9):2892-2911.
7. LUNGevity Foundation. Types of Lung Cancer. Available at https://lungevity.org/for-patients-caregivers/lung-cancer-101/types-of-lung-cancer. Accessed May 2021.
8. Sethi S, et al. Incidental Nodule Management - Should There Be a Formal Process?. J Thorac Dis. 2016:8;S494-S497.
9. LUNGevity Foundation. Screening and Early Detection. Available at https://lungevity.org/for-patients-caregivers/lung-cancer-101/screening-early-detection. Accessed May 2021.
10. Szumera-Ciećkiewicz A, et al. EGFR Mutation Testing on Cytological and Histological Samples in Non-Small Cell Lung Cancer: a Polish, Single Institution Study and Systematic Review of European Incidence. Int J Clin Exp Pathol. 2013:6;2800-12.
11. Keedy V.L., et al. American Society of Clinical Oncology Provisional Clinical Opinion: Epidermal Growth Factor Receptor (EGFR) Mutation Testing for Patients with Advanced Non-Small Cell Lung Cancer Considering First-Line EGFR Tyrosine Kinase Inhibitor Therapy. J Clin Oncol. 2011:29;2121-27.
12. Ellison G, et al. EGFR Mutation Testing in Lung Cancer: a Review of Available Methods and Their Use for Analysis of Tumour Tissue and Cytology Samples. J Clin Pathol. 2013:66;79-89.
13. Cross DA, et al. AZD9291, an Irreversible EGFR TKI, Overcomes T790M-Mediated Resistance to EGFR Inhibitors in Lung Cancer. Cancer Discov. 2014;4(9):1046-1061.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 28 May 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary